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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701-5111 fax michael.kaplan@davispolk.com

January 19, 2021

Re:	ZIM Integrated Shipping Services Ltd. Registration Statement on Form F-1 Filed December 30, 2020 File No. 333-251822 CONFIDENTIAL

Ms. Irene Barberena-Meissner

Ms. Loan Lauren Nguyen

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Dear Ms. Barberena-Meissner and Ms. Lauren Nguyen:

On behalf of our client, ZIM Integrated Shipping Services Ltd., an Israeli corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (File No. 333-251822, the “Registration Statement”) contained in the Staff’s letter dated January 12, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a revised draft of the Registration Statement (“Amendment No. 1 to the Registration Statement”) together with this response letter. The Amendment No. 1 to the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 to the Registration Statement (including exhibits) and three marked copies of Amendment No. 1 to the Registration Statement showing the changes to the Registration Statement filed on December 30, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 to the Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1 to the Registration Statement.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	2	January 19, 2021

Amendment No. 1 to Registration Statement on Form F-1

Recent Developments

Preliminary estimated unaudited financial and operating results as of and for the fiscal year ended December 31, 2020, page 7

1.	We note your proposed disclosure of preliminary financial results as of and for the year ended December 31, 2020, and the anticipated disclosure of a low and high range for cash and cash equivalents, long-term debt, income from voyages and related services, net income (loss), adjusted EBIT, adjusted EBITDA, TEUs carried, average freight per TEU carried and freight revenues from containerized cargo. Please note that when a range is presented for the foregoing financial data rather than a specific number, the range should be sufficiently narrow to be meaningful, and you should explain why you are not able to disclose an exact number.

Your presentation of preliminary results should include sufficient narrative disclosure to provide appropriate context. In this regard, you should provide your analysis of the preliminary results so that investors can understand what they mean. For example, indicate whether the preliminary results are consistent with the trend disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations and whether other significant income statement line items reflect similar trends.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7 through 10 of the Amendment No. 1 to the Registration Statement to include narrative disclosure in respect of the preliminary results (although the trends are in fact consistent with those set forth in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section). The Company has also included disclosure explaining that it is not able to disclose exact numbers because its financial closing process is not yet complete, and has instead presented estimated ranges that it believes are narrow enough to be meaningful.

Risk factors

Our dividend policy is subject to change at the discretion of our Board of Directors, page 40

2.	You disclose that your Board of Directors has adopted a dividend policy, which will be in effect following the offering, to distribute each year up to 50% of your annual net income as determined under IFRS, subject to applicable law and other factors. Please revise this risk factor to specifically disclose the limitations on your ability to pay dividends under your existing indebtedness, and any future indebtedness you may incur. We note your disclosure at page 46 which states that your existing indebtedness permits you to pay dividends (i) in an amount per year of up to 5% of the proceeds you receive from any public equity offering (not including this offering) and (ii) in an amount that does not exceed 50% of your cumulative net income, minus any amounts paid pursuant to clause (i). Additionally, please clarify that the distribution amount may be limited pursuant to the Companies Law.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	3	January 19, 2021

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 41 and 47 of the Amendment No. 1 to the Registration Statement to disclose the limitations on its ability to pay dividends under its existing indebtedness and any future indebtedness it may incur, and that the distribution amount may be limited by Israeli law. As noted by the disclosure, Israeli Companies Law, and the terms of the Company’s indenture, permit the Company to generally pay up to 50% of its net income as dividends, such that these should not impede the Company’s ability to pay such dividends.

Dividend Policy, page 46

3.	Please disclose whether your dividend policy will be reflected in any written policies of the company.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 47 to state that its dividend policy will not be reflected in any formal written policies of the Company.

Compensation of officers and directors, page 145

4.	Please revise to provide your executive compensation disclosure for your most recent completed fiscal year. See Item 4 to Form F-1; Item 6.B. of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Amendment No. 1 to the Registration Statement to disclose the required executive compensation information for the fiscal year ended December 31, 2020.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Via E-mail
Eli Glickman, Chief Executive Officer and President of the Company

Noam Nativ, Executive Vice President, General Counsel and Company Secretary of the Company
Pedro J. Bermeo, Davis Polk & Wardwell LLP